Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, our Prospectus dated April 16, 2004. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein. Information as to the proposed properties for which CNL Income Properties has entered into an initial commitment to acquire an interest is presented as of August 10, 2004. Initial commitments or acquisitions that may occur for properties after August 10, 2004 will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

PENDING INVESTMENTS

As of August 10, 2004, CNL Income Properties had entered into a commitment to acquire an 80% majority interest in a portfolio of existing commercial real estate properties located in and around various ski and golf resorts in the United States and Canada (the “Portfolio”) through a partnership with Intrawest Corporation and certain of its affiliates (collectively referred to herein as “Intrawest”). The Portfolio, consisting of approximately 515,000 square feet of retail and commercial space at nine1 popular resort destinations, is currently owned by Intrawest. Intrawest will retain a 20% equity interest in the partnership as well as operational management of the Portfolio. The total estimated purchase price for the portfolio of properties is expected to be $160 million. Based on the proportionate equity ownerships and the $100 million permanent debt financing that is anticipated to be entered into by the partnership in connection with the purchase, our cash contribution, excluding transactions costs, is expected to be approximately $48 million.

The acquisition is subject to the fulfillment of certain conditions including obtaining equity and debt financing, settling and executing definitive documents, completion of due diligence and customary closing conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that the Portfolio will ultimately be acquired. CNL Income Properties has made an earnest money deposit of $5 million into an escrow account, which will be credited toward the purchase price at the time of closing. This deposit is fully refundable if certain conditions precedent to closing do not occur. The transaction is scheduled to close before the end of the year.

CNL Income Properties must obtain additional funds through the receipt of additional offering proceeds in order to enter into the partnership and acquire an interest in the Portfolio. The partnership is seeking permanent debt financing not to exceed $100 million in connection with the acquisition of the properties. An application for the financing has been filed, under which the loan will be amortized over 30 years, bear interest at 90 basis points plus the 10 year Mid-Market Swap rate and require payments of interest-only for the first two years.

Intrawest, headquartered in Vancouver, British Columbia, Canada, is the world’s leading developer and operator of village-centered resorts. Intrawest owns or controls 10 mountain resorts in North America’s most popular mountain destinations, including Whistler Blackcomb, a host venue for the 2010 Winter Olympic Games. Intrawest also owns Sandestin Golf and Beach Resort in Florida and has a premier vacation ownership business, Club Intrawest. Intrawest is developing an additional six resort

[1]	A third party holds an option to purchase the commercial property at one of the nine resorts. The option expires on September 2, 2004. Intrawest has advised us that they believe the option holder will most likely not exercise the option, in which case the transaction would proceed under the terms described above. In the unlikely event that the option is exercised, the purchase price would be reduced by $9.5 million and the respective property would be excluded from the Portfolio.

August 10, 2004	Prospectus dated April 16, 2004

villages at locations in North America and Europe. The company has a 45 per cent interest in Alpine Helicopters Ltd., owner of Canadian Mountain Holidays, the largest heli-skiing operation in the world. CNL Income Properties believes that one of Intrawest’s key strengths is its ability to combine expertise in resort operations and real estate development. With Intrawest’s combination of high-quality resort services, amenities and innovative residential and commercial real estate development, CNL Income Properties expects that the Intrawest resorts and villages will continue to attract visitors and buyers of real estate. Intrawest, its subsidiaries or affiliates are not related to, affiliated with or a partner in the business of CNL Income Properties.

The properties in the Portfolio, consisting of specialty retail, food and beverage, and office units within the respective resort villages include:

Resort description and location	Village	Description and business use of properties to be acquired[1]	Construction completed	Leasable square feet[2]	Occupancy[2]
Blue Mountain - Ontario Blue Mountain, Ontario’s largest mountain resort, is located approximately 100 miles northwest of Toronto. The resort offers a 251-acre ski area, an 18-hole golf course ranked among the top 10 resort courses in Canada and a waterfront park on Georgian Bay. The resort was the most visited ski area in Ontario with 620,000 visitors during the 2002-2003 season.	Village at Blue Mountain	23 rental units in 6 buildings (13 retail, 9 food & beverage, and 1 office)	2001 – 2003	38,522	95%

Copper Mountain - Colorado Located approximately 75 miles west of Denver, Copper offers four-season appeal and is easily accessible by car and by air through three airports. Copper has a 2,450-acre ski area, the highest altitude championship golf course in North America, horseback riding, bungee jumping, fishing and mountain biking accessed via chairlift. The resort received one million skier visits during the 2002-2003 season.	Village at Copper Mountain	48 units in 10 buildings (14 retail, 10 food & beverage, 15 office, 9 other/vacant)	1980 2000 - 2002	94,765	80%

Resort description and location	Village	Description and business use of properties to be acquired[1]	Construction completed	Leasable square feet[2]	Occupancy[2]
Lake Las Vegas - Nevada Lake Las Vegas Resort is approximately 17 miles from the Las Vegas Strip and approximately 14 miles from McCarran International Airport, one of the best-connected airports in the United States. The resort boasts three golf courses, luxury accommodations, two casinos, a 30,000-square foot spa, and approximately 56,000 square feet of completed commercial space, all located on the shores of Nevada’s largest privately owned lake.	MonteLago Village	30 units in 11 buildings (14 retail, 10 food & beverage, 3 office, 3 other/vacant)	2003	55,545	86%

Mammoth Mountain - California Located in the Sierra Nevada mountain range, Mammoth is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. The resort received 1.4 million skier visits during the 2002-2003 ski season. Mammoth has a 3,500-acre ski area with 185 trails, and two golf course in Mammoth Lakes.	Village at Mammoth Mountain	32 units in 4 buildings (17 retail, 10 food & beverage, 2 office, 3 other/vacant)	2003	57,385	86%

Sandestin Golf & Beach Resort - Florida Sandestin is a 2,400-acre resort located in northwestern Florida, between Pensacola and Panama City. The resort has four championship golf courses, 65,000 square feet of conference facilities, 56,000 square foot retail village, a 98-slip full-service marina, 15 tennis courts, and 20 restaurants and bars.	Village of Baytowne Wharf	31 units in 14 buildings (13 retail, 15 food & beverage, 3 office)	2002 - 2003	56,113	100%

Resort description and location	Village	Description and business use of properties to be acquired[1]	Construction completed	Leasable square feet[2]	Occupancy[2]
Snowshoe Mountain – West Virginia Snowshoe is the largest ski resort in the mid-Atlantic region of the United States comprised of 11,000 acres. The resort offers a 224-acre ski area, a top ranked Raven Golf Club with an 18-hole championship golf course, over 100 miles of biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort received 488,000 skier visits during the 2002-2003 ski season.	Village at Snowshoe Mountain	17 units in 4 buildings (10 retail, 5 food & beverage, 2 other/vacant)	1999 - 2002	37,732	86%

Squaw Valley - California Host to the 1960 Winter Olympics, Squaw is the largest ski resort in the North Tahoe area. Located only 10 minutes from Lake Tahoe and within 200 miles of San Francisco Bay and Sacramento, Squaw offers over 4,000-acres of skiable terrain spread over six peaks.	Village at Squaw Valley USA	41 units in 6 buildings (18 retail, 9 food & beverage, 2 office, 12 other/vacant)	2002 - 2003	60,482	65%

Stratton - Vermont Located 140 miles northeast of Boston, Stratton draws most of its visitors from the affluent markets of metro New York, Connecticut, New Jersey and Massachusetts. The resort received 417,000 skier visits during the 2002-2003 ski season. The resort offers a 583-acre ski area, a 27-hole Stratton Mountain championship golf course, a 22-acre golf school and Gunterman Tennis School, one of the world’s top tennis resorts and camps.	Village at Stratton	23 units in 11 buildings (16 retail, 3 food & beverage, 4 office)	1984	48,382	100%

Resort description and location	Village	Description and business use of properties to be acquired[1]	Construction completed	Leasable square feet[2]	Occupancy[2]
Whistler Blackcomb – British Columbia Located 75 miles northeast of Vancouver, British Columbia, Whistler Blackcomb is North America’s most visited ski resort. Combined, Whistler Blackcomb has over 7,000-acres of skiable area. In July 2003 the International Olympic Committee awarded the 2010 Winter Olympic Games to Vancouver/Whistler. Whistler also has three championship golf courses and is ranked the number one golf destination in Canada.	Whistler Creekside	25 units within 8 buildings (11 retail, 4 food & beverage, 8 office, 2 vacant)	2001 - 2003	68,454	86%

[1]	This description is not intended to provide a legal description of transferable real estate, but is only intended to be a general description of the current use and occupancy of the property being acquired.

[2]	The leasable square footage and occupancy rates are approximate and are presented as of June 30, 2004. The current occupancy and leasable square footage are not indicative of historical levels due to the various dates of construction completion at the respective resort villages and related commercial properties.

CAPITAL IMPROVEMENT PROGRAMS – We do not intend to make significant repairs or improvements to the properties over the next few years. It is expected that the properties will be managed by Intrawest, through its wholly owned subsidiaries and/or its affiliates.

LEASES – There are 11 tenants in total that individually occupy 10% or more of the rentable square footage at each of the respective resort locations, including nine restaurants, one skier services office and one specialty retailer. The principal provisions of the triple-net leases with those tenants include:

Tenant	Location	Expiration date	Lease terms and renewal options	Approximate base rent per annum (straight-line basis over lease term)	Additional Percent rent
Tenant 1	Blue Mountain	10/31/2021	20 years plus a 10 year renewal option	$169,320 (Canadian Dollars)	6%
Tenant 2	Blue Mountain	7/31/2033	10 years plus two 5-year renewal options	$192,580 (Canadian Dollars)	7%
Tenant 3	Lake Las Vegas	3/14/2013	10 years plus three 5-year options	$230,660	6%
Tenant 4	Mammoth	4/30/2013	10 years plus two 5-year renewal options	$201,570	8%
Tenant 5	Sandestin	6/30/2012	10 years plus two 5-year renewal options	$170,880	6%
Tenant 6	Snowshoe	11/30/2010	5 years plus four 5-year renewal options	$160,860	7%

Tenant	Location	Expiration date	Lease terms and renewal options	Approximate base rent per annum (straight-line basis over lease term)	Additional Percent rent
Tenant 7	Snowshoe	6/30/2013	10 years plus two 5-year renewal options	$86,230	7%
Tenant 8	Stratton	12/31/2008	5 years plus eight 5-year renewal options	None, percent rent only	6%
Tenant 9	Whistler	10/30/2023	20 years plus four 5-year options	$303,350 (Canadian Dollars)	0%
Tenant 10	Whistler	10/30/2021	20 years plus four 5-year options	$355,700 (Canadian Dollars)	0%
Tenant 11	Whistler	1/31/2014	10 years plus five 5-year renewal options	$246,360 (Canadian Dollars)	0%

Intrawest, through various subsidiaries and affiliates, some of which are included in the table immediately above, occupies and will continue to lease approximately 31% in the aggregate of the total gross leasable space of the Portfolio. Intrawest currently occupies the following square feet and percentage of gross leasable area at each of the respective resort locations:

Location	Square feet	% of GLA
Blue Mountain	6,379	16.6%
Copper	44,029	46.5%
Lake Las Vegas	4,945	8.9%
Mammoth	11,882	20.7%
Sandestin	7,890	14.1%
Snowshoe	22,117	58.6%
Squaw	4,269	7.1%
Stratton	23,445	48.5%
Whistler	35,958	52.5%
Total	160,914	31.1%

In connection with the proposed transaction, Intrawest will execute an interim lease for all unleased space in the Portfolio at the time of closing for a term of 48 months with minimum base rents at fair market value. Intrawest will also execute guarantees for all leases in the Portfolio made to Intrawest or any of its affiliates for the term of each of the respective leases.

COMPETITION - Although CNL Income Properties is not purchasing the resorts themselves, management believes that the success or failure of each of the properties that are expected to be acquired is tied primarily to the success of the resort as a whole. The resort industry is highly competitive. The Intrawest resorts compete for destination visitors with other resorts in Canada, the United States, Europe and Japan. The Intrawest resorts also compete for destination and day visitors within each resort’s local market area. The competitive position of the Intrawest resorts is dependent upon many variables, including location and accessibility, pricing, extent and quality of resort facilities, quality of snow conditions and terrain, quality of ski and golf facilities, service and reputation. There can be no assurance that the principal competitors will not be successful in capturing a share of the resort’s present or potential customer base. Intrawest also faces competition for destination and day visitors from other leisure industry companies and alternative recreational activities. Such competitors may be better positioned to withstand adverse weather or economic conditions and they may have greater financial resources to develop new attractions. See the section of our Prospectus entitled “Risk Factors – Real Estate and Other Investment Risks” for a discussion of certain risks associated with investments in ski resorts.

BUSINESS

SKI RESORTS

The following sentences should be added to the sixth full paragraph on page 57 of the Prospectus.

While the actual number of skier visits plateaued during the late-1990’s, the number of visits to four season destination ski resorts actually increased. Additionally, according to the National Ski Areas Association, overall ski visits (both downhill, cross-country and snowboarding) has in fact trended up in the low single digit range over the past five years.

The following paragraph is inserted following the eight full paragraph on page 57 of the Prospectus:

Further, according to an April 15, 2004 article by Allen Best in Whistler’s Pique Newsmagazine entitled “Demographics Finally Favoring Ski Industry,” despite terrorism and a sluggish economy, the U.S. ski industry posted three of its four biggest seasons ever. This is attributed to a growth in the size of skiing’s “customer pie.” The reason for this growth, says Best, is two fold. First, the Baby Boomers, 78 million strong, are lingering on the slopes much longer than expected. “They are more healthy and vigorous than any generation before, and the new shaped skis combined with improved grooming may keep them on boards 10 years longer than originally expected.” At the same time, their snowboarding grandchildren, the Echo-Boomers, aged 21 and younger and 71 million strong, are now packing the same demographic punch as their grandparents. According to Best, “[i]f the ski industry can get this generation as interested in snow sports as their elders have been about skiing, the good times will roll.”

The following paragraphs are inserted following the second full paragraph on page 58 of the Prospectus:

Additionally, Credit Lyonnais believes, “well-planned, all-encompassing mountain resort villages with a wide array of amenities have come to dominate the industry…what’s more, attractive village developments tend to drive up the value of the surrounding real estate. Therefore, baby boomers who are willing to buy a second home would prefer to purchase land or a condo at a resort with wide-ranging activities and a variety of restaurants and other amenities (spas, etc.) to keep them, and their children, busy. Mountain resorts with four-season activities have an even greater advantage as the likelihood that owners derive more use from their second homes is increased. While the long-term investment in resort village development is typically quite costly, the long-term benefit is a happy and loyal customer that returns to the resort year after year. As such, operators with attractive villages stand the best chance to grow their market share at the expense of the small, non-consolidated mountain owners.”

In 2000, 36% of alpine skiers, and 41% of cross country skiers in the U.S. were between the ages of 35-55. As they age, CNL Income Properties believes that Baby Boomers will contribute to the growth in revenues at ski resorts due to their increasing concentrations of wealth and leisure time, as well as the suitability of participation in various ski resort activities for an aging population. Supporting our belief, a U.S Ski Industry Overview conducted in 2003 by Credit Lyonnais Securities (USA), stated that the increasing popularity of mountain resort villages should continue to retain these Boomers—and thus their children and grandchildren—as they age.

RECENT DEMOGRAPHIC TRENDS THAT MAY ENHANCE DEMAND

FOR CERTAIN OF OUR INITIAL INVESTMENTS

The following paragraphs update the corresponding information beginning on page 53 of the Prospectus.

General. CNL Income Properties has considered certain demographic trends which it believes may affect consumer demand for the services provided by various property classes and has decided to focus its initial investment strategy on certain of these property classes. CNL Income Properties believes that these properties may be supported by the behavioral and spending patterns of the “Baby Boomer” generation, a strong and growing demographic segment in the United States today, and, to a lesser extent, their children and grandchildren, the “Echo Boomer” generation.

The Baby Boomer generation consists of those persons born between 1946 and 1964. Baby Boomers are currently the single largest and most dominant demographic influence in the United States. Individuals age 50 and over possess 75% of the nation’s discretionary income and 77% of the nation’s personal financial assets. As a class, Baby Boomers have enjoyed rising incomes and expanding job opportunities. As Baby Boomers entered middle age, statistics suggest that they have spent an increasing percentage of their discretionary income on their families and as their earning power and income grew, average-household spending rose. As a class, Baby Boomers tend to be healthier, wealthier, better educated and far more numerous than any previous generation, and CNL Income Properties believes that as their wealth continues to grow, so too will their desire to spend more time on leisure-related activities and retail spending for both themselves and the Echo Boomers. As of 2000, the oldest Baby Boomers were reaching their mid-50’s and by 2020, all Baby Boomers will have reached that age. The United States Census Bureau estimates that the population age 50 and over will increase by 39% between 1996 and 2010 from approximately 69.3 million to approximately 96.3 million people. A significant number of Baby Boomers are headed toward retirement, and Baby Boomers will double the number of retirees in the United States over the next 20 years. CNL Income Properties also believes that the Echo Boomer generation will increase demand for the services associated with certain of the Properties CNL Income Properties seeks to acquire as their earning power an income continue to grow.

THE OFFERING

As of August 2, 2004, we had received total subscription proceeds of $15,692,212 (1,606,475 shares), from 508 investors in connection with this offering, excluding $159,289 (15,929 shares) from 14 Pennsylvania investors whose funds will be held in escrow until aggregate subscription proceeds total at least $65 million. As of August 2, 2004, we had approximately $9,119,795 available to invest in Properties or Permitted Investments, following deduction of selling commissions, marketing support fees, due diligence expense reimbursement, Organizational and Offering Expenses, and Acquisition Fees

DISTRIBUTION POLICY

CNL Income Properties, after breaking of escrow on June 23, 2004 for our offering of up to 200,000,000 shares of our common stock ($2,000,000,000), declared distributions of $.0082 per share to stockholders of record on June 25, 2004, and of $.0417 per share to stockholders of record on July 1, 2004. On July 30, 2004, the board declared an additional distribution of $.0417 per share to stockholders of record on August 1, 2004.

The distributions will be paid to stockholders by September 20, 2004. In the event that we do not have sufficient cash from operations to fund such distributions, our board of directors has authorized us to borrow funds from CNL Financial Group, Inc., our affiliate, which has committed to lend us the funds necessary to cover any shortfall.

CONFLICTS OF INTEREST

CERTAIN CONFLICT RESOLUTION PROCEDURES

The first paragraph in this section at page 44 of the Prospectus is replaced by the following:

In order to reduce or eliminate certain potential conflicts of interest, the articles of incorporation contain, and/or the board has adopted, a number of restrictions relating to (i) transactions between CNL Income Properties and our advisor or its Affiliates, (ii) certain future offerings, and (iii) allocation of properties and loans among certain Affiliated entities. These restrictions include the following:

In addition, the last sentence of the second full paragraph on page 45 of our Prospectus is replaced with the following sentence:

Notwithstanding the conflict resolution procedure described herein, in the event that a property which includes a hotel becomes available and the property is a suitable investment for both CNL Income

Properties and CNL Hospitality Properties, Inc., CNL Hospitality Properties, Inc. will have a right of first offer if the hotel has generated more than 50% of the revenues from such property during the immediately preceding twelve months.

MANAGEMENT

The following paragraphs update the corresponding information beginning on page 78 of the Prospectus.

On April 19, 2004, our board of directors appointed R. Byron Carlock, Jr. as President, Tammie A. Quinlan as Chief Financial Officer and Senior Vice President and Charles A. Muller as Chief Operating Officer of CNL Income Properties and Thomas J. Hutchison III resigned as President of CNL Income Properties, Inc. Effective June 11, 2004, Lynn E. Rose resigned as Secretary of CNL Income Properties and our advisor and Tracy G. Schmidt was appointed Secretary of our advisor and Tammie A. Quinlan was appointed Secretary of CNL Income Properties.

R. Byron Carlock, Jr., age 42. President. Mr. Carlock has served as President of CNL Income Properties and CNL Income Corp. since April 19, 2004. From March 1998 through June 1998 and since October 2000, Mr. Carlock has served as chairman of The Carlock Companies, LLC, a Dallas-based advisory firm specializing in mergers, acquisitions and recapitalizations. Mr. Carlock, through The Carlock Companies, LLC, provides consulting services to a number of our advisor’s affiliates. From June 1998 to October 2000, Mr. Carlock served as chief investment officer and executive vice president of Post Corporate Services, where he managed the luxury apartment company’s capital markets activities and investment committee. From March 1997 through February 1998, Mr. Carlock also served as president and chief operating officer of W.B. Johnson Properties, LLC. W.B. Johnson Properties, LLC founded The Ritz-Carlton Hotel Company and as of June 2004 operated the largest Waffle House franchise in the United States. From June 1987 to March 1997, Mr. Carlock served the Trammell Crow Company and then Crow Holdings International in various capacities, ultimately acting as Managing Director of Capital Markets for the last two years of that term. Mr. Carlock currently serves as alumni vice president of the Harvard Business School Board of Directors. He has also served on multiple civic boards including Zoo Atlanta, the Atlanta Boy Choir, Big Brothers of Dallas, Charis Community Housing and Christian Services of Dallas. He currently serves on the board of Hope Network Ministries based in San Antonio. Mr. Carlock received a M.B.A. from the Harvard Business School in 1988 and a B.A. in Accounting from Harding University in Arkansas in 1984. Mr. Carlock completed additional studies as a Rotary Scholar at the Chinese University of Hong Kong in 1985. Mr. Carlock is an inactive certified public accountant.

Charles A. Muller, age 45. Chief Operating Officer. Mr. Muller joined CNL Income Properties, Inc. and CNL Income Corp., our advisor, in April 2004, and is responsible for our acquisition, asset management and investor relations efforts. Prior to that, he served as Executive Vice President since October 1996 and Chief Operating Officer from October 1996 to November 2003 of CNL Hotels & Resorts, Inc., formerly known as CNL Hospitality Properties, Inc. a public, unlisted real estate investment trust, and its advisor, CNL Hospitality Corp. As a part of CNL Hotels & Resorts, Inc.’s senior management team, Mr. Muller participated in planning and implementing hotel industry investments, including acquisitions, development, project analysis and due diligence. Prior to joining CNL Hospitality Corp., Mr. Muller spent 15 years in hotel and resort sector investment, development and operations working for companies such as AIRCOA Hospitality Services, Inc., PKF Consulting, Wyndham Hotels & Resorts and Tishman Hotel Corporation. Mr. Muller currently serves on the Urban Land Institute – Recreational Development Council. He received a B.A. in Hotel Administration from Cornell University in 1981.

Tammie A. Quinlan, age 41. Chief Financial Officer, Senior Vice President and Secretary. Since April 2004, Ms. Quinlan has served as Chief Financial Officer and Senior Vice President of CNL Income Properties. Ms. Quinlan also began serving as Secretary of CNL Income Properties in June 2004. In these roles, Ms. Quinlan supervises CNL Income Properties’ financial reporting, financial controls, legal and regulatory compliance and accounting functions as well as forecasting, budgeting and cash management activities. She is also responsible for equity and debt financing activities. Ms. Quinlan’s previous position was with CNL Hospitality Corp. from 1999 to April 2004, where she served as Senior Vice President of Corporate Finance and Treasury. She was responsible for all accounting and financial reporting requirements, corporate finance and treasury functions for CNL Hospitality Corp. Prior to joining CNL Hospitality Corp., Ms. Quinlan was employed by KPMG LLP from 1987 to 1999, most recently as a senior manager, performing services for a variety of clients in the real estate, hospitality and financial services industries. She assisted several clients through their initial public offerings, secondary offerings, securitizations and complex business and accounting issues. Ms. Quinlan is a certified public accountant. She graduated from the University of Central Florida in 1986 where she received a B.S. in Accounting and Finance.

The following paragraph updates the corresponding information beginning on page 84 of the Prospectus.

Tracy G. Schmidt, age 46. Secretary. Mr. Schmidt has served as Secretary of CNL Income Corp. since June 2004. Mr. Schmidt has served as Secretary, Treasurer and Chief Financial Officer of CNL Hospitality Properties II, Inc. and CNL Lodging Advisors II, Inc. since their inception in 2004. Since 2004, Mr. Schmidt has also served as Chief Financial Officer of CNL Holdings, Inc., the parent company of CNL Financial Group, Inc., a diversified real estate company. Prior to joining CNL Holdings, Inc., Mr. Schmidt was Senior Vice President and Chief Financial Officer for Federal Express Corporation (“FedEx Express”), a worldwide express transportation company, from 1998 to 2004. While at FedEx Express, he was responsible for worldwide financial planning, capital allocations, treasury, accounting, reporting, tax, audits, strategic sourcing, IT business systems and revenue operations with 2,000 people to support a complex global business environment of operations in 210 countries and territories and 140,000 employees. Prior to that, Mr. Schmidt was Senior Vice President, General Manager, Air Ground Terminals and Transportation Division for FedEx Express from 1994 to 1998, and from 1980 to 1994 held various financial management positions at FedEx Express. Mr. Schmidt serves as a Director of CNL Bancshares, Inc., Love Worth Finding Ministries, Stephen Olford Ministries International and ServiceU Corporation. Mr. Schmidt is a graduate of Christian Brothers University in Memphis, Tennessee and holds a B.A. in Business Administration and Accounting. He became a certified public accountant in Tennessee in 1980.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following paragraph is inserted before the last paragraph on page 86 of the Prospectus.

Our president individually and in conjunction with a consulting company owned by him, contracts with various affiliates of our advisor to provide consulting services.

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